FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, May 21, 2012

FAIRFAX ANNOUNCES AGREEMENT TO ACQUIRE THOMAS COOK INDIA

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH)(TSX: FFH.U) announced today that, through its Fairbridge Capital subsidiary, it has entered into an agreement with Thomas Cook Group plc (“Thomas Cook”) in the United Kingdom to purchase its 77% interest in Thomas Cook (India) Limited (“TC India”) at a purchase price of INR 50 per share for a total cost of INR 8,174 million (approximately US$150 million).  The transaction is subject to customary conditions, including approval by Thomas Cook’s shareholders and Indian regulatory approval.

Thomas Cook is one of the world's leading leisure travel groups with sales of £8.9 billion and 22.5 million customers. Thomas Cook shares are listed on the London Stock Exchange (TCG).

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, said “We are pleased to announce this acquisition and to own such a well-known and strong Indian business.  We look forward to a seamless ownership transition under the continued leadership of Madhavan Menon, TC India’s Chief Executive Officer, and his excellent team.  This is the inaugural acquisition in India by Harsha Raghavan and his colleagues at Fairbridge Capital and we are excited by the exceptional opportunities we expect we will see in India in the future.”

Fairbridge Capital is an investment company engaged in long-term investments and acquisitions in the Indian region.  Fairbridge Capital is a wholly-owned subsidiary of Fairfax.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                        John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946